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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November, 2007

                               TRINITY BIOTECH PLC
                              (Name of Registrant)

                                IDA Business Park
                                Bray, Co. Wicklow
                                     Ireland

                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X    Form 40-F __

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                    Yes __  No X

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________



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                               TRINITY BIOTECH PLC

6-K Item
--------

Press Release dated November 8, 2007

               TRINITY BIOTECH ANNOUNCES MANAGEMENT APPOINTMENTS.

DUBLIN, IRELAND-- (MARKET WIRE)-- November 8, 2007 -- Trinity Biotech plc (NASDAQ:TRIB), a leading developer and manufacturer of diagnostic products for the point-of-care and clinical laboratory markets, today announces the following management appointments.

Since 1995 Ronan O'Caoimh has held the positions of both Chairman and Chief Executive Officer of Trinity Biotech plc. Given the Company's rapid growth in recent years, he has decided that now is an appropriate time to separate these two roles. Consequently Ronan O'Caoimh will now assume the role of Executive Chairman.

Brendan Farrell has been appointed Chief Executive Officer. Brendan Farrell joined Trinity Biotech in 1994 and currently occupies the position of President of the Company. Previously he was Marketing Director of B.M. Browne Limited, Director of European Business Development of Baxter Healthcare and Chief Executive of Noctech Limited.

Rory Nealon has been appointed Chief Operations Officer. Rory Nealon joined Trinity Biotech in 2003 as Chief Financial Officer and Company Secretary. Prior to joining the Company he was an Associate Director of the Capital Markets division of the Irish banking group AIB and subsequently Chief Financial Officer of the Irish directory services company Conduit plc.

The outgoing Chief Operations Officer, Dr. Jim Walsh is leaving the Company to pursue a number of business opportunities, though will remain as a non-executive director.

Kevin Tansley has been appointed Chief Financial Officer and Secretary to the Board of Directors. Kevin Tansley previously held the position of Chief Accounting Officer and prior to joining Trinity Biotech in 2003 held a number of financial positions in the Irish electricity utility ESB.

Trinity Biotech develops, acquires, manufactures and markets over 500 diagnostic products for the point-of-care and clinical laboratory segments of the diagnostic market. The broad line of test kits is used to detect infectious diseases, sexually transmitted diseases, blood coagulation disorders, and autoimmune diseases. Trinity Biotech sells worldwide in over 80 countries through its own sales force and a network of international distributors and strategic partners. For further information please see the Company's website: www.trinitybiotech.com.


Forward-looking statements in this release are made pursuant to the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, but not limited to, the results of research and development efforts, the effect of regulation by the United States Food and Drug Administration and other agencies, the impact of competitive products, product development commercialization and technological difficulties, and other risks detailed in the Company's periodic reports filed with the Securities and Exchange Commission.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            TRINITY BIOTECH PLC
                                            -------------------
                                                  (Registrant)


                                            By: /s/ Rory Nealon
                                                ---------------
                                                Rory Nealon
                                                Chief Operations Officer


Date:  November 19, 2007